SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
March 30, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

This report comprises a copy of the following press release:
“Philips convenes the Annual General Meeting of Shareholders 2026”, dated March 23, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 30th day of March 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press Information

March 23, 2026

Philips convenes the Annual General Meeting of Shareholders 2026

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA), a global leader in health technology, today announced it has convened the Annual General Meeting of Shareholders (AGM) 2026 and published the agenda with explanatory notes.

As previously announced, the agenda includes:

•Proposal to appoint John DeFord (American, 1962) as new member of the Supervisory Board, with effect from May 8, 2026.
•Proposals to re-appoint Paul Stoffels (Belgian, 1962), Herna Verhagen (Dutch, 1966) and Sanjay Poonen (American, 1969) as members of the Supervisory Board, with effect from May 8, 2026.
•Proposal to re-appoint Roy Jakobs (Dutch/German, 1974) as President/CEO and Chairman and member of the Board of Management, with effect from May 8, 2026.

The agenda furthermore includes a proposal for a Remuneration Policy for the Supervisory Board as well as a number of recurring items, such as the 2025 Remuneration Report as included in the Annual Report 2025 (advisory vote), and the proposals to adopt the company’s financial statements and dividend in cash or shares.

The AGM will be held at the Hotel Okura Amsterdam, Ferdinand Bolstraat 333, Amsterdam on Friday, May 8, 2026, beginning at 10:00 CET.

The complete agenda with explanatory notes, the Annual Report 2025 (which was published on February 19, 2026), the binding nominations, the proposed Remuneration Policy for the Supervisory Board and other information relevant for the AGM have been published here.

For further information, please contact:

Michael Fuchs
Philips Global External Relations
Tel.: +31 614869261
E-mail: Michael.Fuchs@philips.com

Dorin Danu
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: dorin.danu@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people’s health and well-being through meaningful innovation. Philips’ patient- and people-centric innovation leverages advanced technology and deep clinical and consumer insights to deliver personal health solutions for consumers and professional health solutions for healthcare providers and their patients in the hospital and the home.

Headquartered in the Netherlands, the company is a leader in diagnostic imaging, ultrasound, image-guided therapy, monitoring and enterprise informatics, as well as in personal health. Philips generated 2025 sales of EUR 18 billion and employs approximately 64,800 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.

Forward-looking statements This release contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.